BB

Z 5/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021174

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RECEIVED MAR 04 2002 WASH. D.C. 340 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEAK6 Capital Management LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer J. Makowiec — (312) 362-2401
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0112-0256684

OATH OR AFFIRMATION

I, Jennifer J. Makowiec, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of PEAK6 Capital Management LLC (the Company) as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jennifer J. Makowiec
Managing Member

Notary Public

OFFICIAL SEAL
LINDA M DARLING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/02

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) Independent Auditors' Supplemental Report on Internal Control

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash at clearing broker	$ 58,777,744
Securities owned	446,973,442
Receivable from clearing broker	59,189,167
Interest and dividends receivable	862,878
Receivable from Member	35,935,527
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $443,525	1,426,312
Other assets	599,018
Total assets	$603,764,088
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$506,162,609
Interest and dividends payable	692,274
Accrued compensation	8,766,000
Accounts payable and other accrued liabilities	3,159,750
Total liabilities	518,780,633
Member's equity	84,983,455
Total liabilities and member's equity	$603,764,088

See accompanying notes.